# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETHZilla Corp, CIK 0001690080
CUSIP: 68236V401
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2875 SOUTH OCEAN, SUITE 200, PALM BEACH, Florida (FL), 33480
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001393825

## Reporting persons
- Hudson Bay Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,775,595; sole dispositive power 0; shared dispositive power 17,775,595; aggregate amount beneficially owned 17,775,595 (9.99% of the class)
  Comment: Includes 17,757,765 shares of Common Stock (as defined in Item 2(a)) issuable upon conversion of convertible notes. As more fully described in Item 4, these convertible notes are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.
- Sander Gerber: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 17,775,595; sole dispositive power 0; shared dispositive power 17,775,595; aggregate amount beneficially owned 17,775,595 (9.99% of the class)
  Comment: Includes 17,757,765 shares of Common Stock (as defined in Item 2(a)) issuable upon conversion of convertible notes. As more fully described in Item 4, these convertible notes are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

## Item 1. Issuer
Name of issuer: ETHZilla Corp
Address of issuer's principal executive offices: 2875 South Ocean Blvd, Suite 200, Palm Beach, FL 33480

## Item 2. Person Filing
Name of person filing: This statement is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 290 Harbor Dr., Stamford, CT 06902.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 160,176,122 shares of common stock, $0.0001 par value (the "Common Stock") of ETHZilla Corp (the "Company") outstanding as of September 19, 2025, as reported in Amendment No. 1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2025, and assumes the conversion of the convertible notes held by Hudson Bay Special Opportunities MF D LP and Hudson Bay PH XXII LLC (the "Securities"), subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Securities, the Reporting Persons cannot convert such Securities to the extent the Reporting Persons would beneficially own, after such conversion, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker"). The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.99% Blocker.

The Investment Manager serves as the investment manager to Hudson Bay Master Fund Ltd. and Hudson Bay Special Opportunities MF D LP. The securities reported herein are held by Hudson Bay Master Fund Ltd., Hudson Bay Special Opportunities MF D LP and Hudson Bay PH XXII LLC. Hudson Bay PH XXII LLC is a subsidiary of Hudson Bay Master Fund Ltd. As such, the Investment Manager may be deemed to be the beneficial owner of all shares of Common Stock held by Hudson Bay Master Fund Ltd. and shares of Common Stock issuable upon conversion of the Securities, subject to the 9.99% Blocker, held by Hudson Bay Special Opportunities MF D LP and Hudson Bay PH XXII LLC. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.
Percent of class: 9.99%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a). Hudson Bay Special Opportunities MF D LP or Hudson Bay PH XXII LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: November 12, 2025

HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER

## Signatures
- Hudson Bay Capital Management LP: /s/ Sander Gerber, Sander Gerber, Authorized Signatory (11/12/2025)
- Sander Gerber: /s/ Sander Gerber, Sander Gerber, Individually (11/12/2025)